# LIMITED POWER OF ATTORNEY
## FOR
## MANULIFE (SINGAPORE) PTE. LTD.
## SECTION 13 FILINGS UNDER THE 1934 ACT

The undersigned, in the undersigned's capacity as a duly authorized officer of Manulife (Singapore) Pte. Ltd., hereby constitutes and appoints with full power of substitution each of Edward Macdonald, David Pemstein, Betsy Anne Seel, Mara Moldwin, Christopher Sechler, Daniel Beauregard, Sarah Coutu, Thomas Dee, Khimmara Greer, Kinga Kapuscinski, Nicholas J. Kolokithas, Mara Moldwin, Harsha Pulluru, Steven Sunnerberg, and Suzanne Cartledge acting singly, the undersigned's true and lawful attorney-in-fact to:

(1)  Prepare and execute for the undersigned: (a) Schedule 13D and Schedule 13G and any amendments thereto in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder, and (b) any other documents or filings required to comply with Section 13 of the Securities Exchange Act of 1934 (the "Section 13 Filings").

(2)  File any such Section 13 Filings or amendments thereto with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority; and

(3)  Take any other action which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing.

The undersigned acknowledges that none of the foregoing attorneys-in-fact are assuming the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Section 13 Filings, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.  This Power of Attorney may be filed with the SEC as may be necessary or appropriate.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10/18/2023 day of October 2023.

MANULIFE (SINGAPORE) PTE. LTD.

DocuSigned by:

*Kah Siang Khoo*
D4CC4204D70540A...

Name: Kah Siang Khoo
Title: Director